Exhibit 99.1

YM BIOSCIENCES ANNOUNCES OFFER FOR CYTOPIA LTD.,
AN AUSTRALIAN CANCER-FOCUSED DEVELOPMENT COMPANY

MISSISSAUGA, Canada - October 5, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today announced it has proposed to merge Cytopia Ltd., a clinical-stage, Melbourne-based drug development company, into YM. Cytopia’s lead products are CYT997, a novel vascular disrupting agent (VDA) currently in Phase II trials, and CYT387, a novel, orally-active JAK2 inhibitor that recently received clearance from the FDA to commence a Phase I trial in myeloproliferative disorders.

“After assessing numerous global in-licensing opportunities, we determined that Cytopia’s products were an ideal complement to our current portfolio,” said David Allan, Chairman and CEO of YM BioSciences. “While the continued development of our lead product nimotuzumab remains our highest priority, we believe the timing is appropriate to expand our pipeline, consistent with our business model, leveraging our existing resources and expertise to select from the opportunities offered to us in order to continue to enhance the value of YM.”

Cytopia’s lead product, CYT997, has demonstrated potent disruption of existing tumor vasculature and therefore has the potential to synergize with existing marketed anti-angiogenesis agents, such as Avastin®, which only target novel blood vessel formation. CYT997’s availability in both oral and intravenous formulations differentiates it from most other VDAs, including those more advanced in clinical development, which are typically available in intravenous form only. Phase I trial results from the intravenous formulation of CYT997 were presented at ASCO in 2008 and results from the Phase I oral study were presented at ASCO 2009 demonstrating that both formulations were well-tolerated and showed preliminary signs of efficacy as determined by measures of tumor vasculature disruption. In the intravenous study, 17 of 22 evaluable end-stage patients enrolled in the 31 patient trial achieved stable disease over four cycles of therapy. In the oral study, CYT997 demonstrated good absorption and linear dosing with 12 of 21 patients showing stable disease over six weeks.

“We believe that CYT997, with its dual mechanisms of vascular disruption and cytotoxicity, has the potential to be broadly active against a range of tumor types,” said Andrew Macdonald, Chief Executive Officer of Cytopia. “It acts similarly to other tubulin-binding agents, such as paclitaxel and vincristine, by directly affecting tumor cell replication, but also by shutting down the tumor vasculature, essentially starving the tumor cells. We are very pleased that our two promising cancer drugs will progress their clinical studies within a strong and capable organization.”

A Phase II study in highly-vascular tumor indications is ongoing in Australia in patients with relapsed glioblastoma multiforme (GBM; glioma), an aggressive form of brain tumor, with CYT997 being administered intravenously in combination with carboplatin every three weeks. Patients are being monitored for changes in their tumors as well as for progression-free survival. The company is also conducting a Phase II program in relapsed or refractory multiple myeloma.

Cytopia’s other product, CYT387, recently received clearance from the FDA to begin a Phase I trial in patients with myeloproliferative disorders (MPD). CYT387 is an oral JAK1/2-inhibitor that targets a signaling pathway known to play a key role in the development of MPDs and in the proliferation of certain types of cancer cells such as prostate, breast and liver cancers, and the hematological cancer, multiple myeloma.

In preclinical studies, using samples derived from MPD-diseased patients, CYT387 has shown promising activity in suppressing the over-activity of the mutant JAK2 enzyme. MPD diseases, including polycythemia vera (PV) and essential thrombocythemia (ET), are highly debilitating disorders for which there are limited and poorly-efficacious therapeutic options. The Principal Investigator for the planned Phase I study will be Dr. Ayalew Tefferi, Professor of Medicine in Hematology at Mayo Clinic and a key opinion leader in MPD.

Cytopia shareholders are being offered 0.0852 common shares of YM in exchange for each common share of Cytopia. This offer is based on the volume weighted average price (VWAP) of YM shares for a recent 20 trading day period and incorporates a 30% premium to CYT’s recent 20-day VWAP . The transaction would result in YM issuing approximately 7.2 million new shares. The offer is subject to certain conditions and the consideration is subject to certain adjustments in the number of YM shares designed to largely preserve the agreed value of the offer notwithstanding possible share price fluctuations.

This transaction will be conducted through a court supervised Scheme of Arrangement with a minimum threshold of at least 75% of Cytopia shares and half the shareholders who vote, voting for the scheme. Following this announcement, Scheme documentation fully describing the transaction will be distributed by Cytopia to its shareholders, including a fairness opinion prepared by an independent expert. It is anticipated that the circular will be distributed in November 2009 and that the meeting of shareholders will occur in January 2010. The transaction is also contingent on receiving all necessary regulatory and stock exchange approvals, including approval by the Toronto Stock Exchange. Bloom Burton & Co. assisted YM with certain elements of the transaction.

YM’s lead drug, nimotuzumab, is currently approved in 21 countries around the world. As a consequence of YM’s acquisition of Cytopia, the Company expects to open clinical trials of nimotuzumab in Australia subject to clearance by the Australian health regulatory authority and to supply nimotuzumab to individual patients in Australia through a Special Access Scheme (SAS) that has already been launched.

Notice of Conference Call
YM BioSciences will host a conference call for Analysts and Portfolio Managers to discuss this proposed transaction on Tuesday, October 6, 2009 at 8:00am EST. The call may be accessed by calling 1-416-644-3424 or 1-800-594-3790. The conference call will also be audio cast live and archived for 90 days at http://www.ymbiosciences.com/

About Cytopia
Cytopia Ltd. (ASX:CYT; www.cytopia.com.au) is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer and other diseases.  Cytopia conducts its research and drug development through subsidiaries based in Australia and the USA and specialises in developing new small molecule compounds with an improved therapeutic profile for the treatment of cancer.
The lead program for the company is CYT997, a vascular disrupting agent for the treatment of various cancers, and currently being evaluated in Phase II clinical studies.  Cytopia also is building on its range of JAK inhibitors and kinase expertise, with CYT387, a novel oral JAK2 inhibitor focused on the treatment of myeloproliferative disorders.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in more than 21 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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